UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a – 16 OR 15d – 16 UNDER THE

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2017

Commission File No. 0-53646

Intelligent Content Enterprises Inc.

(Translation of Registrant’s name into English) 1 King Street West, Suite 1505 Toronto, Ontario, Canada M5H 1A1

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

TABLE OF CONTENTS

1.                  Intelligent Content Enterprises Inc., Notice of Annual and Special Meeting of Shareholders and Record Date, dated March 30, 2017, as filed on SEDAR on March 30, 2017.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

April 28, 2017	INTELLIGENT CONTENT ENTERPRISES INC.

	By:	/s/ James Cassina
	Name:	James Cassina
	Title:	Chief Financial Officer

Item 1

TMX/TSX Trust

VIA ELECTRONIC TRANSMISSION

March 30, 2017

TO ALL APPLICABLE EXCHANGES AND COMMISSIONS:

RE:	INTELLIGENT CONTENT ENTERPRISES INC.

Confirmation of Notice of Record and Meeting Dates

We are pleased to confirm that Notice of Record and Meeting Dates was sent to The Canadian Depository for Securities.

We advise the following with respect to the upcoming Annual General and Special Meeting of Security Holders for the subject issuer.

1.	ISIN:	CA45826K1021

	CUSIP:	45826K102

2.	Date Fixed for the Meeting:	May 31, 2017

3.	Record Date for Notice:	April 24, 2017

4.	Record Date for Voting:	April 24, 2017

5.	Beneficial Ownership Determination Date:	April 24, 2017

6.	Classes or Series of Securities that entitle	COMMON
the holder to receive Notice of the Meeting:

7.	Classes or Series of Securities that entitle	COMMON
the holder to vote at the meeting:

8.	Business to be conducted at the meeting:	Annual General and Special

9.	Notice-and-Access:
	Registered Shareholders:	NO
	Beneficial Holders:	NO
	Stratification Level:	NOT APPLICABLE

10.	Reporting Issuer is sending proxy-related materials
	directly to Non-Objecting Beneficial Holders:	NO

11.	Issuer paying for delivery to Objecting Beneficial Owners:	NO

Yours Truly,

TSX Trust Company

/s/ Fraser Monkman

Relationship Manager

Fraser.Monkman@tmx.com

200 University Ave., Suite 300, Toronto, Ontario M5H 4H1	www.tsxtrust.com